Custcorp
Statements of Changes in Shareholders' Equity
From November 22, 2021 (Inception) to December 31, 2022
(Unaudited)

	Common Stock		Additional	Accumulated	Total Shareholders'
	Shares	Amount	Paid in Capital	Deficit	Equity
Balance, November 22, 2021 (Inception)	11,100,000	$ 111	$ -	$ -	$ 111
Net income (loss)	-	-	-	(111)	(111)
Balance, December 31, 2021	11,100,000	111	-	(111)	-
Stock-based compensation	3,000,000	30	1,199,970	-	1,200,000
Net income (loss)	-	-	-	(1,200,060)	(1,200,060)
Balance, December 31, 2022	14,100,000	$ 141	$ 1,199,970	$ (1,200,171)	$ (60)